October 18, 2012

VIA EDGAR

Reid Hooper

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:  Avra Inc.

Amendment 3 to Registration Statement on Form S-l

Filed October 12, 2012

File No. 333-182130

Dear Mr. Hooper:

We hereby submit the responses of Avra Inc. (the “Company”) to a verbal comment of the staff of the Division of Corporation Finance (the “Staff”), dated October 15, 2012, to David Bailey of the Company in regard to the above-referenced Amendment 3 to Registration Statement on Form S-1 filed on October 12, 2012 (“Form S-1”).

For convenience of reference, the Staff comment is reprinted below in italics, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 4 to the Form S-1 (“Form S-1 Amendment No. 4”), filed with the Securities and Exchange Commission on October 18, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.       Please revise your disclosure under the section entitled “Determination of Offering Price” to remove the reference that the selling security holders can sell their shares at a price different than the fixed offering price of $0.002 per share if your common stock becomes quoted on OTC Bulletin Board.

Response: We have revised our disclosures under the section entitled “Determination of Offering Price” to remove the reference that the selling security holders can sell their shares at a price different than the fixed offering price of $0.002 per share if our common stock becomes quoted on OTC Bulletin Board.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Bailey
David Bailey
President and Chief Executive Officer